EXHIBIT 12. Statement Re: Computation of Ratio of Earnings (Loss) to Fixed Charges
(Unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
	(Dollars in millions)
Consolidated pretax income (loss)	$4,395.7	$5,349.5	$6,525.2	$5,357.8	$(1,307.6)	$3,876.8
Interest(1)	151.1	211.7	211.5	291.5	276.5	322.5
Less interest capitalized during the period	(15.8)	(25.7)	(26.0)	(30.2)	(48.2)	(94.2)
Earnings (loss)	$4,531.0	$5,535.5	$6,710.7	$5,619.1	$(1,079.3)	$4,105.1
Fixed charges	$151.1	$211.7	$211.5	$291.5	$276.5	$322.5
Ratio of earnings (loss) to fixed charges	30.0	26.1	31.7	19.3	NM(2)	12.7
NM – Not Meaningful

[1]
Interest is based upon interest expense reported as such in the consolidated condensed statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.

[2]
For such ratio, earnings were $1.31 billion less than fixed charges. The loss for the year ended December 31, 2008, included special charges related to the EDPA settlement of $1.48 billion and acquired in-process research and development expense of $4.69 billion associated with the ImClone acquisition.